

November 3, 2023

Quan Long
Chief Executive Officer
Autohome Inc.
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 10080
The People's Republic of China

> **Re: Autohome Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-36222**

Dear Quan Long:

We have reviewed your September 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 1(c) regarding your proposed treatment of time deposits as cash for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940, as amended ("Company Act"). Please tell us how the calculations in your response to prior comment 8, in your letter dated July 25, 2023, change if you were to treat such time deposits as investment securities for purposes of the Company Act. Also, tell us whether this change would affect your conclusion that the Company is not an investment company, as defined in the Company Act.

2.   Please further revise the statement referenced in your response to prior comment 1(g) as follows, to the extent accurate: "Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been <u>primarily</u> engaged in the business of investing, reinvesting, owning, holding, or trading in securities."

    Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Craig Yan Zeng